Filed by Cimarex Energy Co.

(Commission File No. 001-31446)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Resolute Energy Corporation

(Commission File No. 001-34464)

Date: November 29, 2018

Presentation Resolute Employees November2018

Safe Harbor Cautionary Statements Regarding Forward-Looking Information This presentation contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Cimarex’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cimarex and Resolute, including future financial and operating results, Cimarex’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Resolute stockholder approval; the risk that Resolute or Cimarex may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that an event, change or other circumstances could give rise to the termination of the proposed merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Cimarex’s common stock or Resolute’s common stock, the risk of litigation related to the proposed transaction, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Cimarex’s business. All such factors are difficult to predict and are beyond Cimarex’s control, including those detailed in Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.cimarex.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Cimarex undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Non-GAAP Measures This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Cimarex’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the exploration and production industry. Certain measures in this release do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other companies and should not be viewed as a substitute for measures reported under U.S. GAAP. This news release contains references to non-GAAP measures as follows: • Non-GAAP Cash Flow, Non-GAAP Cash Flow Per Share (CFPS), Free Cash Flow and Cash Returned on Capital Employed (CROCE)– Non-GAAP Cash Flow (or Cash Flow) is defined as cash from (used in) operating activities excluding net change in other assets and liabilities, and working capital. Non-GAAP CFPS is Non-GAAP Cash Flow divided by the weighted average number of common shares outstanding. Free Cash Flow is Non-GAAP Cash Flow in excess of capital expenditures, excluding net acquisitions and divestitures. CROCE is defined as cash flow from operating activities net of interest and taxes divided by average capital employed. Management believes these measures are useful to the company and its investors as a measure of operating and financial performance across periods and against other companies in the industry and are an indication of the company’s ability to generate cash to finance capital programs, to service debt and to meet other financial obligations. These measures may be used, along with other measures, in the calculation of certain performance targets for the company’s management and employees. Additional Information and Where to Find It This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This presentation relates to a proposed business combination between Cimarex and Resolute. In connection with the proposed transaction, Cimarex intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Resolute that also constitutes a prospectus of Cimarex. Each of Cimarex and Resolute also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus of Resolute will be mailed to stockholders of Resolute if and when available. INVESTORS AND SECURITY HOLDERS OF CIMAREX AND RESOLUTE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Cimarex and Resolute, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cimarex will be available free of charge on Cimarex’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.” Participants in the Solicitation Cimarex, Resolute and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Cimarex is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on March 30, 2018, and information regarding the directors and executive officers of Resolute is available in its definitive proxy statement for its 2018 annual meeting, filed with the SEC on May 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Cimarex or Resolute using the sources indicated above. 2

Cimarex Energy Snapshot  NYSE symbol: XEC  Market Cap1: $7.9 billion  ~940 Employees –Three offices: ~600 people –Field: ~340 people  Daily Production: 219 MBOE, ~100 ppl ~375 ppl. ~125 ppl. 64 MBO  2018E Production Growth: 17%-18%  2018E Capex: $1.6-$1.7 billion  Annual Dividend2: $0.72 1 As of November 28, 2018 2 Annualized yield of announced 3Q18 dividend 3

Who is Cimarex? • Maximizing full-cycle return on invested capital • Creating value, generating top-tier returns • Core positions in the Permian and Anadarko Basins • • Trailing 10-year average CROCE: 30% 10-year production growth CAGR: 11% • Low leverage and liquidity provides opportunities 4

The Culture of Cimarex Maximize Full-Cycle Returns 5

History of Outsized Returns Cash Return on Capital Employed (CROCE) XEC vs S&P 500 E&P Peers 50% 40% 30% 20% 10% 0% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 XEC Peer Avg.*** 6

XEC Generating Top-Tier Returns 2018 Cash Return on Capital Employed (CROCE) XEC vs S&P 500 30% 25% 20% age 15% 10% 5% 0% Source: Stifel estimates E&P estimates based on Stifel estimates, S&P 500 estimates based on consensus CROCE = (CFFO + Interest (1-tax))/ (Avg Capital Employed) 7 CROCE (%) Aver

Delaware Basin – Overview    259,000 total net acres 70% of 2018 D&C Budget Currently running 12 rigs, 2 completion crews Stacked pay opportunities provides multi-zone development opportunities – Upper and Lower Wolfcamp  – Second and Third Bone Spring – Avalon 8

Delaware Basin – Culberson/White City Lower Wolfcamp Upper Wolfcamp Operated SWD     100,000+ net acres, JDA with Chevron in Culberson 25% of 2018 D&C capital Targeting Upper and Lower Wolfcamp, Bone Spring Western delineation continues to unlock value – Six well average: 30-day IP Carry Back 6 State A 1H 4,220 BOE/d, 2,446 Bo/d Animal Kingdom – 8 Wells Producing of 3,427 Boe/d (56% Animal Kingdom: – Lower Wolfcamp – 8 wells testing 14 wells/section oil)  9 Lower Wolfcamp Animal Kingdom spacing 225’1,216’ 225’

Delaware Basin – Lea County     31,384 net acres 12% of 2018 D&C capital Targeting Upper Wolfcamp, Avalon, Bone Spring Vaca Draw 20-17 Lease IP30s: – Upper Wolfcamp: 4,645 BOE/D (3,032 BO/D) – Avalon: 2,733 BOE/D (2,051 BO/D) – Leonard: 3,413 BOE/D (2,522 BO/D) Triste Draw (Avalon) – 6 wells testing 20 wells/section, completing Upper Wolfcamp Avalon Bone Spring Triste Draw Red Tank Red Hills  Vaca Draw 20-17 Red Hills Unit 17 – 5,164 BOE/d, 3,611 BO/d 10

Delaware Basin – Reeves County     61,853 net acres 25% of 2018 D&C capital Targeting Upper Wolfcamp Wood State: 12 well/section – Development wells 28% above parent wells Pagoda State: 16 wells/section – Development wells 16% above parent wells Upper Wolfcamp Operated SWD  Snowshoe Pagoda State  Snowshoe: 18 – 8 well test – Producing wells/section Wood State 11

Resolute Assets are a Perfect Fit ASSET HIGHLIGHTS  Acquired assets have 79% average W.I.; 83% HBP 35 MBoe/d (45% oil)1 36 horizontal wells completed Takeaway in place    RECENT XEC UPPER WOLFCAMP WELL RESULTS  Snowshoe development (8 wells): 30-day peak avg IP of 2,508 Boe/d, 1,174 Bo/d Dixieland: 30-day avg peak IP of 2,505 Boe/d, 1,464 Bo/d Livingston: 30-day avg peak IP of 3,264 Boe/d, 1,888 Bo/d   XEC Acreage REN Acreage XEC Operated Upper Wolfcamp Operated SWD 1Reported 3Q18 average 12

Well Productivity Improvements Long Lateral Upper Wolfcamp Wells (Culberson and Reeves Counties)  54 –10,000-ft. lateral Upper Wolfcamp wells drilled in Permian Basin since 2013 Improvement in well productivity seen through enhanced completion design Returns get better with each design change Completion Generation IP180 (BOE/d) 2,000  1,500  – Current wells have IRRs that range from 90-140% ATAX 1,000  Provides strong fully burdened returns 500 0 Gen 1 Gen 2 Gen 3 Gen 4 Oil (b/d) 13

Cimarex Wells See Continued Productivity Gains REEVES COUNTY WELL PRODUCTIVITY 10,000’ Laterals Cumulative Production - MBoe  2018 wells outperforming 16/17 results Technical advances driving increased productivity:  – – – Completion design Optimization of landing zone Spacing/well configuration  Several spacing tests completed –Expect future developments at 12-18 wells/section 2018 - 11 Wells (including 8 well Snowshoe development) 2017 - 11 Wells (including 4 well Pagoda development) 2016 - 7 Wells (including 6 well Wood development) 14

Cimarex is a Leader vs Peers in Delaware Basin

180-day Average Production per Well
BOE



250,000
200,000
150,000
100,000
50,000
0
Average Cum 180 Boe (norm. 7,500' LL)
100 %
80 %
60 %
40 %
20 %
0 %
% Oil
53%
A
XEC
REN
B
C
D
E
F
G
H
I

180-day Average Production per Well
Barrels of Oil



200,000
160,000
120,000
80,000
40,000
0
Average Cum 180 Bbl (norm. 7,500' LL)
100 %
80 %
60 %
40 %
20 %
0 %
% Oil
53%
A
XEC
REN
F
E
C
D
B
G
H
I

- Cimarex and Resolute have demonstrated strong well results compared to peers
- Resolute assets compete for capital allocation within Cimarex's already robust drilling inventory
- Cimarex is well positioned to see further well productivity improvements through technical capabilities and application of best practices

Source: IHS, includes all horizontal targets producing in Delaware Basin from 1/1/2015
Peers (listed alphabetically) include: APC, BP, CXO, DVN, EOG, FANG, MTDR, RDS, WPX

CIMAREX
15

Complementary Acquisition in Delaware Basin  Adds 21,100 Net Acres in Prolific Reeves County, TX  Full-Cycle Returns Compete for Capital with Existing Portfolio  Accretive on All Relevant Financial Metrics  Acquired Assets are Self-Funding in 2019 16

Mid-Continent – Overview    326,000 net acres 30% of 2018 D&C capital Woodford: 135,625 net undeveloped acres – Participated in >950 wells Meramec: 116,500 net acres 14N-10W area: formulating Woodford/Meramec co-development plans – Operate 90% of ~24,000 gross acres, 60% WI – $2 billion development (net) – Successfully tested 19 wells/section (Leon Gundy)   17

2018 Program Overview Capital Program ($mm) 2018E E&D Capital D&C Capital Midstream/Other D&C as % of E&D Permian Mid-Continent $1,600 $1,300 $80 - - - 82% 70% 30% $1,700 $1,400 $90 Production Guidance 2018E Total (MBoe/d) Oil(MBbls/d) 218 66.0 - - 221 67.2 46 Pro Forma* Y/Y Growth 2018E Total (MBoe/d) Oil(MBbls/d) 17% 21% - - 18% 23% *Pro forma excludes Ward County volumes Mid-Continent Permian 12/31/18 18 Production - MBOE/d 238-247218-221 1QA 2QA 3QA 4QE 2018E OIL Net Wells Online – 2018E 51 23 34 15 1QA 2QA 3QA 4QE Wells Drilling or WOC at

Positioned for Success • • Maximizing full-cycle return on invested Idea driven, technical emphasis capital • • Generating strong returns Decades of top-tier inventory • 2018 Oil Production Growth: 21%-23% • Low leverage and liquidity provides opportunities 19

Non-GAAP Reconciliation Reconciliation of Net Income to EBITDA and Adjusted EBITDA1 LTM 9/30/18 ($ in Millions) 2015 2016 2017 $ (2,580) (1,472) 55 741 $ (409) (214) 62 400 $ 494 188 52 462 $ 650 143 47 560 Net income (loss) Income tax expense (benefit) Interest expense, net of capitalized DD&A and ARO accretion EBITDA (3,256) (161) 1,196 1,400 Impairment of oil and gas Adjusted EBITDA 4,033 758 — — 778 597 1,196 1,400 Debt Adjusted Shares (Using trailing 12-mo (TTM) stock price) LTM 9/30/18 2016 2017 Basic shares outstanding (in 000s) Debt adjusted shares outstanding YE Debt, net TTM stock price Equivalent shares issued using TTM stock price Debt adjusted shares using TTM stock price 95,124 95,437 95,603 847,124 1,099,466 636,054 115.07 114.00 102.43 7,362 9,644 6,210 102,485 105,082 101,813 1The above table provides a reconciliation from generally accepted accounting principles (GAAP) net income (loss) to non-GAAP EBITDA and non-GAAP adjusted EBITDA, which excludes ceiling test impairments 20

Non-GAAP Reconciliation Reconciliation of cash flow from operations1 Nine Months Ended September 30, Debt/Cap calculation Sept 30, 2018 ($ in Millions) ($ in Millions) 2017 2018 1,500 3,026 Long-term debt (principal) Stockholders equity Net cash provided by operating activities Change in operating assets and liabilities Adjusted cash flow from operations $ 756 $ 1,158 73 (52) Total capitalization 4,526 $ 829 $ 1,105 Long-term debt/total capitalization 33% Finding & development (F&D) cost Debt/Adjusted EBITDA calculation Twelve months Ended Dec 31 2017 LTM 9/30/18 Additions to proved reserves (MMBOE) Revisions of previous estimates Extensions & discoveries Purchase of reserves Total Additions (all sources) ($ in Millions) 2016 2017 (10.0) 156.8 0.2 Long-term debt (principal) $1,500 $1,500 $1,500 147 Adjusted EBITDA 597 1,196 1,400 2.5x 1.3x 1.1x 1,281 Debt/Adjusted EBITDA Total Capital ($MM) F&D Costs (all sources) ($/BOE) $ $8.71 Drilling F&D cost (extensions & discoveries) ($/BOE) $ 8.17 1Management uses the non-GAAP measure of adjusted cash flow from operations as a means of measuring the company's ability to fund its capital program and dividends, without fluctuations caused by changes in current assets and liabilities, which are included in the GAAP measure of cash flow from operating activities. Management believes this non-GAAP measure provides useful information to investors for the same reasons, and that it is also used by professional research analysts in providing investment recommendations pertaining to companies in the oil and gas exploration and production industry. 21

Non-GAAP Reconciliation Cash Flow from Operating Activities+ After-tax Interest Average Book Equity + Average Debt Expense 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Cash flow from operating activities Effective Tax Rate 1,367 37% 675 36% 1,130 37% 1,292 37% 1,193 37% 1,324 37% 1,619 37% 726 36% 626 34% 1,097 28% Stockholder's equity Debt Capitalization 2,349 591 2,038 393 2,610 350 3,131 405 3,390 750 3,834 924 4,332 1,500 2,458 1,500 2,043 1,500 2,568 1,500 2,941 2,431 2,960 3,536 4,140 4,758 5,832 3,958 3,543 4,068 Interest expense Capitalized int Net interest exp 33 (22) 40 (23) 37 (29) 36 (29) 49 (35) 55 (32) 73 (36) 86 (31) 83 (21) 75 (23) 11 17 8 7 14 23 37 55 62 52 CROCE 41% 26% 42% 40% 31% 30% 31% 16% 18% 30% 22 Cash Return on Capital Employed (CROCE)

Contact Info 23 Contact Karen AciernoCimarex Energy Co. Director – Investor Relations1700 Lincoln Street, Suite 3700 kacierno@cimarex.comDenver, CO 80203 303-285-4957303-295-3995